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                               August 25, 2020

       Vincent T. Cubbage
       Chief Executive Officer
       Tortoise Acquisition Corp.
       5100 W. 115th Place
       Leawood, Kansas 66211

                                                        Re: Tortoise
Acquisition Corp.
                                                            Amendment No. 1 to
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed August 14,
2020
                                                            File No. 001-38823

       Dear Mr. Cubbage:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A filed August 14, 2020

       Information About Hyliion, page 151

   1. We note your response to comment 12, and reissue our comment. Please expand your disclosure, here and
elsewhere, to include all material terms of all material agreements entered into by
Hyliion, including but not limited to, duties and responsibilities of all relevant parties,
consideration paid and services to be rendered, and timelines of significant milestones.
In the alternative, please provide us with a detailed legal analysis why you believe that
such information is not material.
   2. We note the Investor Presentation available on Hyliion's website. Please revise this section to ensure
consistency with the disclosure provided in the presentation.
 Vincent T. Cubbage
FirstName  LastNameVincent
Tortoise Acquisition Corp. T. Cubbage
Comapany
August  25, NameTortoise
            2020         Acquisition Corp.
August
Page 2 25, 2020 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Ernest Greene, Staff Accountant, at (202) 551-3733 or Kevin Stertzel,
Staff Accountant, at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at (202) 551-
7844 or Asia Timmons-Pierce, Special Counsel, at (202) 551-3754 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing
cc:      Brenda Lenahan